Ms. Angela Crane	October 24, 2007
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
USA

Re:	IMAX Corporation (the “Company”)
Response to SEC Comment Letter dated August 17, 2007
File No. 000-24216
Dear Ms. Crane:
We would like to again express our appreciation for the time and consideration provided by the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) concerning the matters presented in the Company’s letter dated September 26, 2007. The input we received from the Staff in our discussions on October 9, 2007 was extremely constructive.
During our discussions on October 9, 2007, the Staff noted certain areas presented in Exhibit 1 where it would require clarification or additional information from the Company in order to further its review. As a result, the Company has provided the following revised Exhibit 1 (clean and blacklined to show changes) to its September 26, 2007 response. The revised Exhibit 1, which is attached, documents such information and should replace Exhibit 1 of the original submission. Please note that we have determined that one transaction, which was included on Exhibit 1, will be restated and disclosed in the Company’s 2006 Form 10-K/A filing.

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Should you require clarification or have any further questions, please contact me at (212) 821-0166. The Company stands ready to assist the Staff in any way possible in connection with the matters addressed in this letter.
Thank you,
“Joseph Sparacio”
Joseph Sparacio
Chief Financial Officer

cc:	Kevin Kuhar, Staff Accountant, Division of Corporation Finance, Securities and Exchange Commission
Jodie Hancock, Senior Accountant, Corporate Finance Branch, Ontario Securities Commission
PricewaterhouseCoopers LLP
Robert Lister, IMAX Corporation
Members of Audit Committee, IMAX Corporation

Exhibit 1
Pages A-1 to A-9
[Omitted pursuant to a request for confidential treatment and submitted separately with the Commission]
A-1